FRIDAY, ELDREDGE & CLARK

June 15, 2006

Mr. Jeffrey P. Riedler, Assistant Director	VIA EDGAR
Division of Corporation Finance United States Securities & Exchange Comm. 100 F. Street, N.E. Washington, DC 20549

Re:	BNL Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2004 File Number 0-16880

Dear Mr. Riedler:

This letter is submitted on behalf of our client BNL Financial Corporation (the “Company”) as the Company’s final response to your original letter dated September 2, 2005, and your subsequent letter dated October 12, 2005, addressed to Wayne E. Ahart, Chief Executive Officer of the Company. This letter is a supplement to the Company’s previous information and statements presented in our letters addressed to you dated October 3, 2005 and November 4, 2005, and later information and responses developed since that time in conjunction with ongoing communications with Mr. Frank Wyman.

Some of subjects for which comments were presented in your letter are relevant to the business or operations of BNL’s wholly owned subsidiary Brokers National Life Assurance Company (“BNLAC”). References to the “Company” include BNLAC.

Various persons assisted in preparing portions of the content of this letter and attachments including the Company’s employees under the supervision of Barry N. Shamas, Executive Vice President and Chief Financial Officer; the Company’s independent certified public accountants, Smith, Carney & Co., P.C., Oklahoma City, Oklahoma; and the Company’s consulting actuaries, G. P. Monnin Consulting, Inc., Austin, Texas.

The responses herein are keyed to the SEC comments presented in your original letter dated September 2, 2005.

Form 10-K

Reinsurance, page 4

SEC Comment 1

The Company does not have any reinsurance arrangements concerning its dental insurance.

As reported in the Company’s Form 10-KSB for the year ended December 31, 1996, the Company terminated its reinsurance agreements on its group dental business and, on November 1, 1995, began retaining 100% of the risk on that business. There have been no changes since this disclosure.

The Company reinsured two of its health insurance policies as disclosed in the top two paragraphs on page 5, 10-K for 2004: (a) Accidental death and dismemberment policies, and (b) Short term disability policies.

Personnel, page 8

SEC Comment 2.

On July 25, 2001 (third quarter of 2001), BNL entered into a long term convertible debenture loan agreement (“Convertible Debenture”) with EPSI Benefits, Inc. (“EBI”), a Texas corporation. The Convertible Debenture, which had an outstanding principal balance of $1,357,407 at December 31, 2004, provides for monthly interest payments from inception and for principal payments beginning on September 15, 2008, and has a maturity date of August 15, 2015. To protect its interest, BNL may convert the Convertible Debenture into 51% of the outstanding common stock of EBI, subject to regulatory approval. The Convertible Debenture investment was described in the Company’s 10-Q for the third quarter of 2001 and has been continually disclosed since then. Please see Note 4, Investments, to the Company’s financial statements.

EBI’s wholly owned subsidiary Employer Plan Services, Inc. (“EPSI”), a third party administrator, provides substantially all of the services for BNLAC’s claims processing and adjudication for individual and group dental insurance. BNLAC has a servicing agreement (“Servicing Agreement”) with EPSI to provide such claims processing and adjudication. See, Note 4, Investments, to the Company’s financial statements; Personnel, page 8 of 10-K; Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 13, 14 of 10-K.

The Company also has a marketing agreement (“Marketing Agreement”) with EBI-EPSI whereby the Company receives a marketing fee. In connection with the Marketing Agreement, the Company has other financial commitments totaling approximately $545,000 including (a) guaranteed a $100,000 note payable of EBI/EPSI to Wells Fargo Bank; (b) a commitment to infuse capital into EPSI in an amount up to $200,000 if required by the Georgia Insurance Department; and (c) guaranty of various indemnity bonds with some State Insurance Departments for the guaranty of performance by EPSI. See, Note 4, Investments, and Note 6, Commitments and Contingencies and Supplemental Cash Flow Information, to the Company’s financial statements.

On October 15, 2003, BNLAC and EPSI entered into a loan agreement for BNLAC to provide a $200,000 line of credit (“Line of Credit”) maturing on October 15, 2004. The Line of Credit was renewed and extended monthly interest payments until August 1, 2005, and monthly and principal interest payments thereafter. See, Note 4, Investments, to the Company’s financial statements.

The Company has no objection to filing its Servicing Agreement, Line of Credit, Marketing Agreement, and the Convertible Debenture as exhibits. In the Company’s 10-K for 2005, the Servicing Agreement was filed as Exhibit 10.5; the Line of Credit was filed as Exhibit 10.7; the Marketing Agreement was filed as Exhibit 10.8; and the Convertible Debenture was filed as Exhibit 10.9.

Management’s Discussion and Analysis

Critical Accounting Policies, Page 11

SEC Comment 3

The Company’s response to this comment will address two different types of dental insurance contracts: group dental contracts and individual dental contracts.

Group Dental Insurance Contracts

In years prior to 2004, the Company’s audited financial statements, Note 1, Summary of Significant Accounting Policies, stated that the Company’s accident and health insurance policies were treated as short duration contracts. During those previous time periods, substantially all of the Company’s accident and health insurance policies were comprised of group dental insurance contracts. Such short term duration accounting treatment of the group dental insurance contracts was proper under Paragraph 7(a) of SFAS 60 as BNLAC has the legal right to cancel or re-price group contracts annually.

BNLAC has consistently accounted for its group dental insurance contracts as short duration contracts.

Individual Dental Insurance Contracts

BNLAC also has a small block of business consisting of individual dental insurance contracts. In accordance with SFAS 60, BNLAC’s individual dental insurance contracts are long duration contracts because they may be canceled only by class (by State) or re-priced only by class (by State) with state insurance regulatory approval. This is described in Paragraph 8, SFAS 60, i.e., individual contracts within a class are not cancelable.

Summary

The portion of Note 1 to the Company’s Financial Statements for the year ended December 31, 2004, inadvertently described long duration treatment on all of BNLAC’s accident and health insurance business. Note 1 will be altered in the future to clearly indicate the short duration classification of group dental contracts and the long duration classification of the individual dental contracts. [Note 1, page F-7 of 2005 10-K]

SEC Comment 4

In this section we will present of portions of Management’s Discussion for the Company’s 2005 10-K and the note for the Company’s financial statements for the year to be ended December 31, 2005, relating to the Company’s liability for future policy benefits expense and the changes pertaining to the individual dental insurance policies.

Management’s Discussion

Increases in liability for future policy benefits were $308,563, $687,619 and $34,377 in 2005, 2004 and 2003, respectively. The $308,563 in 2005 is comprised primarily of an increase in unearned premium reserves on group and individual dental business. This reserve changes based on the timeliness of premium receipts. Premiums received in advance are placed in this reserve as they are not yet earned. In 2004, a future policy benefit reserve amount of $611,410 was booked for individual dental policies then in force. This amount included additional reserves for the individual dental policies issued in 2001, 2002 and 2003 which remained in force (not terminated) in 2004 and also included reserves for individual dental policies issued in 2004. The Company began issuing individual dental policies in 2001 as a new product. The Company’s calculations indicate that in 2004 the Company recorded individual dental policy cumulative gross benefit reserves for policies issued prior to 2004 in the amount of $280,292 and the combined after-tax charge for those policies was $181,699 ($.01 per share of Common Stock) which was accounted for as a change in estimate. For the year ended December 31, 2004, the after-tax effect of recording the reserves, including the cumulative change in estimate, was calculated to have been a decrease in net income of approximately $378,000 ($.02 per share of Common Stock). [Page 20 of 2005 Form 10-K]

Note to Financial Statements, Change in Accounting Estimate

In 2004, a future policy benefit reserve amount of $611,410 was booked for individual dental policies then in force. This amount included additional reserves for the individual dental policies issued in 2001, 2002 and 2003 which remained in force (not terminated) in 2004 and also included reserves for individual dental policies issued in 2004. The Company began issuing individual dental policies in 2001 as a new product. The Company’s calculations indicate that in 2004 the Company recorded individual dental policy cumulative gross benefit reserves for policies issued prior to 2004 in the amount of $280,292 and the combined after-tax charge for those policies was $181,699 ($.01 per share of Common Stock) which was accounted for as a change in estimate. For the year ended December 31, 2004, the after-tax effect of recording the reserves, including the cumulative change in estimate, was calculated to have been a decrease in net income of approximately $378,000 ($.02 per share of Common Stock). [Note 11, page F-19 of 2005 Form 10-K]

SEC Comment 5, Claim Reserves

The following presents a statement in a “disclosure-type format” which the Company is intending for use in future 10-K filings as part of Management’s Discussion [Pages 12 through 15 of 2005 10-K]:

Claim Reserve Methodology

The Company, through its wholly owned subsidiary, BNLAC, has a single line of business which is life and accident and health insurance. The Company’s SIC code is 6311 which is a standard industrial classification used by the United States Securities and Exchange Commission (“SEC”). Using such SIC code, an interested person can research the internet website of the SEC, www.sec.gov, to find and review business and financial information of other companies which are in the same line of business.

The following is a summary description of the Company’s methodology for estimating its reserve liabilities for its insurance policies. The Company and management believe that this discussion constitutes forward looking statements and, therefore, this discussion is given full safe-harbor.

It should be understood that there is no assurance that anything which the Company and its management have done in the past regarding its claim reserve methodology will be done in the future. The Company and its management are afforded full and complete authority and judgment in determining and implementing its claim reserve methodology which includes any and all changes which may be made from time to time.

The Company’s significant insurance product types are presently dental (group and individual), life (group and individual), and annuities.

In the life and accident and health insurance industry, the liabilities for claims and the related expensing of those liabilities are evaluated and recorded using estimates of claim reserves. The Company estimates its claim reserves using the general methodology described herein.

The liability for claim reserves generally consists of the following: (1) due and unpaid claims, (2) claims in the course of settlement, and (3) claims incurred but unreported. The Company records the actual liability for all claims that are due but unpaid, Item (1). But, with regard to the last Items (2) and (3), The Company must make estimates. The estimates are based on actuarial principles. The Company’s independent consulting actuary works with Company financial personnel and management in determining the estimates and the independent consulting actuary annually gives the Company a certification as to the amounts of the reserves.

The Company calculates and maintains claim reserves for the estimated future payments on claims incurred before the statement date. These calculations are based on actuarial principles in accordance with industry standards and applicable GAAP requirements. Development of such reserves is done with Company financial personnel and management working with the Company’s independent consulting actuary. These reserves involve many considerations including but not limited to economic and social conditions, inflation, and healthcare costs. The claim reserves developed include significant estimates and assumptions based on management’s review of historical experience in consultation with its independent actuary. The extent to which future payments match the claims reserves is dependent on how well actual future experience matches the assumptions management makes regarding the future experience. The Company’s reserves are estimates that require significant judgment and, therefore, are inherently uncertain.

It is common in the life and accident and health insurance industry for a consulting actuary to give either (A) a reserve certification where the reserves are expressed as a range of numbers for each relevant reserve (the “Range Estimate”), or (B) a reserve certification where the reserves are expressed as a single number for each relevant reserve (the “Single Point Estimate”).

Where the Range Estimate method is used, the management of an insurance company makes its own choice to reserve an amount within the range. The Company does not use the Range Estimate for any of its insurance products. Instead, for all of its insurance products, the Company uses the Single Point Estimate.

For the Company’s group and individual dental insurance, the Company’s financial personnel develop and make a Single Point Estimate for the reserves which work results in the Company’s Single Point Estimate for the end of each fiscal quarter and year end. The Company’s independent consulting actuary develops and makes its separate Single Point Estimate for such reserves. The Company’s financial personnel and independent consulting actuary compare their Single Point Estimates, reconcile any differences and agree on a Single Point Estimate for such reserves. Annually, the Company’s independent consulting actuary gives a Single Point Estimate reserve certification to the Company with the agreed amount and the Company uses such certified amount without change.

For the Company’s group and individual life and annuity insurance, the Company’s financial personnel make the Single Point Estimate for each such reserve. Annually, the Company’s consulting actuary independently reviews the Single Point Estimates. If the independent consulting actuary agrees with the Single Point Estimates, he gives a reserve certification to the Company.

The Company’s financial personnel have significant experience and knowledge in developing claim reserve estimates for the Company’s insurance products. However, the Company’s financial personnel are not formally trained, certified or recognized as actuaries. The Company continually engages independent consulting actuaries. The Company makes extensive use of its independent consulting actuaries which includes the actuaries’ assistance in the development and creation of policy assumptions, the development and modification of reserve methodologies and assumptions, estimations and calculations of reserves, and the annual certification of the amount of the Company’s reserves for its products.

While claim reserves are estimated as an inherent part of the insurance industry, management of the Company believes that it follows standard industry practices in estimating claim reserves.

The following discussions of reserve methodology are separated by the Company’s product types as indicated by the section headings.

Dental Insurance - Group and Individual

For the Company’s group and individual dental insurance policies, the Company and its independent consulting actuary use a completion factor approach (sometimes referred to as the development method) which provides best estimates of the factors to determine claim reserves.

In implementing the completion factor approach, a review of payment history develops the completion factors. These completion factors relate what percentage of an ultimate claim is paid based upon its duration from date of service. Such completion factors are monitored over time and have been relatively stable. The completion factors are used to estimate the reserves for the months of incurral where they are deemed to be credible.

However, with respect to claims incurred in the most recent months, the completion factors may not fully credible (the payment history is not complete). So, as is common in the industry, a review is made of developing claims per insured by month and loss ratios by month for the most recent months. The Company’s financial personnel and management and the Company’s independent consulting actuary make a Single Point Estimate based upon their determination of the loss ratios and claims per insured for the most recent months of incurral.

Of all the assumptions made by the Company’s financial personnel and management and the Company’s independent consulting actuary, the loss ratio and the claims per insured per month for the most recent months are the most sensitive ones for reserve setting. If the loss ratios and claims per insured per month increase, claim reserves will likely increase by some amount. If the loss ratios and claims per insured per month decrease, claim reserves will likely decrease by some amount.

Management reviews trends in loss ratios and claims per insured per month in determining its estimate for the most recent months. Generally, while fluctuations do occur, the Company’s loss ratio and claims per insured per month are stable. In estimating claim reserves (the policy claims payable on the Company’s balance sheet), the Company consistently uses the assumptions of loss ratio and claims per insured per month which are based on actual, historical data. See, the discussion in the section herein entitled “Trends in Completion Factors, Loss Ratio, and Claims Per Insured Per Month.”

As to the consistency of the Company’s estimation of its claim reserves (the policy claims payable on the Company’s balance sheet), you may reference Notes 7 and 11 to the Company’s Financial Statements. Notes 7 and 11 present data indicating the actual claims paid in a subsequent fiscal year for a prior fiscal year; actual claims incurred in a subsequent year for a prior fiscal year; and the claim reserves for the prior fiscal year. Notes 7 and 11 are limited to the most recent fiscal year being reported, December 31, 2005, and the previous fiscal years of 2004 and 2003.

Life Insurance - Group and Individual - and Annuities

The Company reinsures a substantial portion of its life insurance and the associated risks and liabilities. See Item 1, Business, Reinsurance; and Note 8, Reinsurance, to the Company’s financial statements.

The Company determines its life insurance claim reserves by recording three items: (1) actual claims due and unpaid; (2) the claims received during the thirty (30) day period following year end (this is done by taking an inventory of claims received during the thirty day period); and (3) estimating a liability amount for claims which have been incurred but not yet reported by the end of the thirty day period.

The Company’s annuity policies are simple deferred annuities. The Company does not explicitly establish a claim reserve for its annuities since the liability is already held in the annuity deposit liability.

Trends in Completion Factors, Loss Ratio and Claims Per Insured Per Month

Claim reserves for the Group Dental line are the most significant part of the Company’s claim liability. As stated above, the Company uses the completion factor method for calculating the liability. Two main assumptions are made in this approach. First, for months of incurral where the completion factor is credible, the Company uses that completion factor to calculate the liability associated with that month of incurral. Second, for the most recent months before the Company’s financial statement date where it is determined that the completion factors are not fully credible, the Company reviews loss ratios and claims per insured per month to determine the reserve for those months.

The discussion in this paragraph relates to the months where the completion factors are deemed to be fully credible which are typically the months prior to November and December. The completion factors have been relatively stable in the recent past. In the future, there could be changes in the trend of completion factors. The Company and its independent consulting actuary review the trends in the completion factors and when necessary make judgments as to the Single Point Estimate value for these items. Such estimates are based on observable trends and would also reflect any known major changes. Professional judgments are made based on the experience of the actuary and Company’s financial personnel and management. To observe the possible sensitivity of assuming 100% reliance on completion factors for claims incurred during the months for which completion factors are believed to be fully credible, if the associated claim reserves for those months had increased by 5%, the year end December 31, 2005, claim reserve would have been increased by approximately $21,000.

The discussion in this paragraph relates to the months where the completion factors are deemed to be not fully credible which are typically the months of November and December. The choice of the loss ratio assumption or claims per insured per month assumption for the most recent month of incurral may also have an impact on the reserve estimate. These assumptions are monitored for trends. The Company and its consulting actuary monitor the loss ratio and claims per insured month and override the completion factor approach for the most recent months before the Company’s financial statement date where the completion factors are not fully credible, i.e. November and December. To observe the possible sensitivity of assuming 100% reliance on loss ratio or claims per insured per month factors for claims incurred during the months for which completion are believed to be not fully credible (typically November and December of a fiscal year), if the loss ratio or claims per insured per month had increased by 3% for those months (a multiple of 1.03), the associated claim reserves for those months and the year end December 31, 2005, claim reserve would have been increased by approximately $126,000.

The Company believes that its recorded claim liabilities are reasonable and adequate to satisfy its ultimate claims liability. The Company’s recorded claim liabilities are, in accordance with industry practice, estimates of such liabilities.

The reader must recognize that the completion factors, loss ratios and claims per insured per month may, and probably will, be affected by events and conditions which are or will be unknown to the Company’s financial personnel or management or the Company’s consulting actuary. The reader must also recognize that any trending of the completion factors, loss ratios or claims per insured per month may not be indicative of changes in the Company’s financial condition.

While a presentation such as described above provides some mathematical and hypothetical numerical calculations, such calculations may or may not have any relevance to the Company’s future financial condition, earnings or cash flow.

Long-term Contractual Obligations, page 14

SEC Comment 6.

The Company and its professionals have observed two basic approaches to presenting payments due for life and accident and health insurance reserve liabilities in the long-term contractual obligations table (“Long-term Contractual Obligations Table”) pursuant to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation, Form 10-K, and Item 303(a)(5) of Regulation S-K:

1.	Fill out the Long-term Contractual Obligations Table where the total payments due equal the reserves stated on the balance sheet (“Equal Method”);

2.	Fill out the Long-term Contractual Obligations Table where the total payments due do not equal the reserves stated on the balance sheet (“Unequal Method”).

At the present time, the Company has determined it will use the Unequal Method for presenting estimated future payments for Liabilities for Future Policy Benefits, Annuity Deposits and Supplementary Contracts and the Equal Method for Policy Claims Payable. Accordingly, the following is presented, in disclosure-type format, for use in the Company’s Long-term Contractual Obligations Table implementing the Unequal Method and the Equal Method, respectively [Pages 18 through 19 of 2005 10-K]:

	Payments Due by Period*
Long-term Contractual Obligations*	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bonds and Related Future Interest Payable**	$2,691,000	$105,000	$210,000	$210,000	$2,166,000
Operating Lease Obligations	1,669,000	208,000	520,000	470,000	471,000
Liabilities for Future Policy Benefits (Note A)	11,390,774	1,493,772	2,436,621	1,724,592	5,735,789
Policy Claims Payable (Note B)	2,558,565	2,558,565	-----	-----	-----
Liability for Annuity Deposits (Note C)	6,540,152	100,776	213,836	230,072	5,995,468
Supplementary Contracts (Note D)	50,000	17,000	33,000	-----	-----

*THE NOTES TO THIS LONG-TERM CONTRACTUAL OBLIGATIONS TABLE ARE PART OF THE TABLE AND ARE IMPORTANT.

**Interest payments are made only if the Company is profitable.

Notes to Long-Term Contractual Obligations Table:

SPECIAL NOTE RELATING TO NOTES A, B, C, AND D AND THE INFORMATION AND PRESENTATION FOR LIABILITIES FOR FUTURE POLICY BENEFITS, POLICY CLAIMS PAYABLE, ANNUITY DEPOSITS AND SUPPLEMENATRY CONTRACTS.

The data, information and presentation in this Long-term Contractual Obligations Table relating to the Company’s Liabilities for Future Policy Benefits, Policy Claims Payable, Annuity Deposits and Supplementary Contracts are all, separately and collectively, forward looking statements and are given full safe harbor protection.

NOTE A, Liabilities for Future Policy Benefits.

In calculating the payments above, BNLAC used models of the business created for statutory asset adequacy analysis. The modeled life block was assumed to surrender for its reserve at the end of 20 years. Health blocks tested were projected using approximate means beyond 20 years. Payments on blocks not initially modeled were projected on an approximate basis. The total estimated future payments to be made relating to the Liability for Future Policy Benefits is stated as $11,390,774 which does not match the balance sheet liability total of $2,591,479 and the difference is $8,799,295. This is primarily due to the fact that the estimated future payments presented in the long term contractual obligations table for Future Policy Benefits includes consideration for future premiums, investment income and maintenance expenses and such assumptions, and perhaps other assumptions, may differ from the assumptions initially used to establish the balance sheet liability. The estimated future payments presented in the long term contractual obligations table are based on current assumptions while the balance sheet liability is based on assumptions locked in at the date the policy was approved for issue. Assumptions for estimating future payments are made regarding such items as interest earnings, mortality, morbidity, and persistency. It is likely that the actual experience will deviate from these assumptions - sometimes materially. A number of factors can have an effect such as economic conditions, changes in policyholder actions regarding premium payments and withdrawals, mortality and morbidity improvement or deterioration, and inflation. Random fluctuation in experience could also have an effect. The determination of the amount of the future payments is based upon estimates and the timing and amount of future payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of future payments will likely vary from that presented in the above table.

Future payments related to short duration contracts such as group dental are not included in the above table in the line item Liabilities for Future Policy Benefits.

NOTE B, Policy Claims Payable.

The total estimated future payments to be made relating to Policy Claims Payable do match the balance sheet liability total. The estimated future payments are estimates of future occurrences based on many significant assumptions and are forward looking statements which are to be given the full protection of safe harbor. In developing the Policy Claims Payable, assumptions are made regarding such items as loss ratios, claims per insured or certificate holder per month, completion factors, morbidity trends, speed at which incurred claims are submitted, and speed at which they are processed. It is likely that the actual experience will deviate from these assumptions - sometimes materially. Random fluctuation is likely. The determination of the liability amounts is based upon estimates and the timing of payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of payments will likely vary from that presented in the above table.

NOTE C, Annuity Deposits.

In calculating the payments above, BNLAC used models of the business created for statutory asset adequacy analysis. The modeled annuity block was assumed to surrender for its reserve at the end of 20 years. The total estimated future payments to be made relating to the Annuity Deposits liability is stated as $6,540,153 which does not match the balance sheet liability total of $2,835,552 and the difference is $3,704,601. The balance sheet Annuity Deposit liability represents such items as deposits, premiums, investment income, expenses, and withdrawals which have already occurred while the total estimated future payments presented in this long term contractual obligations table are estimated using assumptions for future occurrences of such factors and other factors. The estimated future payments are based on many significant assumptions regarding future occurrences such as interest earnings, mortality, and persistency. It is likely that the actual experience will deviate from these assumptions - sometimes materially. A number of factors can have an effect such as economic conditions, changes in policyholder actions regarding annuity deposits and withdrawals, mortality improvement or deterioration, and inflation. Random fluctuation in experience could also have an effect. The determination of the Annuity Deposit estimated future payments are based upon estimates and the timing and amount of estimated future payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of estimated future payments will likely vary from that presented in the above table.

NOTE D, Supplementary Contracts.

The total estimated future payments to be made relating to the Supplementary Contracts liability is stated as $50,000 which does not match the balance sheet liability total of $36,981and the difference is $13,019. This is primarily due to the fact that the estimated future payments in this long term contractual obligations table for Supplementary Contracts includes consideration of future investment income, withdrawals (if permitted) and maintenance expenses and such assumptions, and perhaps other assumptions, may differ from the assumptions initially used to establish the balance sheet liability. The estimated future payments presented in the long term contractual obligations table are based on current assumptions while the balance sheet liability is based on assumptions locked in at the date the policy was approved for issue. The estimated future payments are based on many significant assumptions regarding future occurrences such as interest earnings, mortality, and persistency. It is likely that the actual experience will deviate from these assumptions - sometimes materially. A number of factors can have an effect such as economic conditions, changes in policyholder actions regarding withdrawals (if allowed), and mortality improvement or deterioration. Random fluctuation in experience could also have an effect. The Supplementary Contracts estimated future payments are based upon estimates and the timing and amount of future payments is not always reasonably fixed and determinable. Because of the above considerations, the amounts and timing of estimated future payments will likely vary from that presented in the above table.

End Of Contractual Obligations Table and Notes thereto

There has been some discussion about the Company creating a “reconciliation” of the amounts set forth in the balance sheet liabilities for Future Policy Benefits, Annuity Deposits and Supplementary Contracts with the long term contractual obligations table amounts for those same items.

While the Company recognizes that a mathematical “reconciliation” is possible, it is not part of the normal course of business of the Company, its independent certified public accountants, or its independent consulting actuary. We have reviewed a number of 2004 10-Ks for other, larger life and accident and health insurers and have not located other “reconciliations.” The feasibility, including the undue burdens of expense and time, of a “reconciliation” seems to be remote and maybe even prohibitive absent specific rules, regulations, pronouncements, bulletins, and similar literature from the SEC, AICPA and American Academy of Actuaries relating to the life and accident and health insurance industry.

Under the circumstances, including the Company's limited resources and the financial burden on its shareholders, the Company is not presently in a position to pursue the creation of "reconciliations."

Conclusion

Thank you for providing comments to the Company’s 2004 10-K and for the opportunity to have candid, analytical and professional discussions with Mr. Wyman.

Very truly yours,

/s/ Larry W. Burks

Larry W. Burks

LWB:skj

cc:  Wayne E. Ahart

Gary P. Monnin, FSA, MAAA
G.P. Monnin Consulting, Inc.
1715 Capital of Texas Hwy. South, Suite 205
Austin, TX 78746

Ken Carney, CPA
Smith, Carney and Company, P.C.
5100 N. Brookline Avenue, Suite 1000
Oklahoma City, Oklahoma 73112-3627